UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED

MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST

(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.

6410 Poplar Avenue; Suite 900

Memphis, TN 38119

(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Southeastern Asset Management, Inc.®

Advisor to Longleaf Partners Funds

Longleaf Partners Funds

Southeastern
Asset Management, Inc.®
Advisor to
Longleaf
Partners Funds

Before investing, view longleafpartners.com to carefully read the Prospectus or Summary Prospectus and consider the Funds’ investment objectives, risks, charges, and expenses.
Fund Ownership includes the following risks—stock market, investment selection, corporate ownership, non-diversification, non-US investment, small cap (particularly for the Small-Cap Fund), focused geography, and derivatives—discussed in the Prospectus. Portfolio holdings discussed are subject to change.
Funds distributed by Rafferty Capital Markets, LLC.
Disclosures

Southeastern
Asset Management, Inc.®
Advisor to
Longleaf
Partners Funds

Our Competitive Advantages
Proven Investment
Discipline
Thirty-seven years of successful results across multiple equity universes using the same in-
depth, rigorous, research discipline to assess business value, quality, and management competence
Long-Term
Investment Horizon
Long-term stability to look beyond short-term market pressures and invest based on intrinsic business values because of being employee-owned with like-minded clients
Corporate
Management Insight
and Access
Superior insight and access provided by our extensive contacts, partnership record, and global presence
Cohesive Investment
Team
Consistent leadership and philosophy for over three decades guiding a single, global, multigenerational team
Aligned Partnership
Approach
Alignment of interests through our investment ownership requirement, our firm’s independence, and our selection of stocks with vested management
Southeastern’s five distinct, sustainable advantages are:

6%
11%
50%
33%

Southeastern Asset Management, Inc.
Advisor to Longleaf Partners Funds

Our thirty-eight year owner-operator model guides our firm.
Separate Longleaf
Accounts Funds
US large cap 17.2 $     B 9.0 $       B 8.2 $       B
Global 11.4 $     B 11.0 $     B 0.4 $       B
US small cap (closed) 4.0 $       B 0.0 $       B 4.0 $       B
Non-US 2.0 $       B 0.4 $       B 1.6 $       B
Total 34.6 $     B 20.4 $     B 14.2 $     B
% Firm AUM 59% 41%
Mandate Assets

Firm Overview
Year Founded
1975
Locations Memphis, TN (Headquarters) London Singapore Sydney
Employees
64 total
Ownership
Independent 100% employee owned 18 principals
Assets Under Management at 3/31/13
Total AUM = $34.6 billion

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

Relationships by Tenure
Total Separate Account Relationships = 134
Our Clients, Our Partners
25
29
53
27
0 10 20 30 40 50 60
0-5
5-10
10-20
>20
Years
We have long-term relationships with like-minded, diverse clients around the world.
Types of Clients
Total Assets Under Management = $34.6 billion
Geographic Distribution
Total Separate Accounts = $20.4 billion
Number of Relationships
41% Longleaf Funds
26% Private Pension
9% Foundation/Endowment
9% Public Pension/Taft Hartley
6% Sovereign Wealth
5% Subadvisory
4% Other
54%  United States
26%  Europe
11%  Asia/Australia/Africa
9%  Canada
Data at 3/31/13
See tab for Southeastern’s client list

Southeastern Asset Management, Inc.®
Advisor to Longleaf Partners Funds

Research
Experience Tenure Location
Mason Hawkins, CFA (CEO) 41 38 Memphis
Staley Cates, CFA (CIO) 28 27 Memphis
Jim Thompson, CFA 25 15 Memphis
Ken Siazon 19 7 Singapore
Scott Cobb 18 7 London
Lowry Howell, CFA 18 7 Memphis
Josh Shores, CFA 11 6 London
Ross Glotzbach, CFA 10 9 Memphis
Manish Sharma, CFA 6 4 Singapore
Brandon Arrindell 5 4 Memphis
Our Global Investment Team
Client Portfolio Management
Experience Tenure Location
Fraser Marcus 37 4 Memphis/London
Doug Burton, CFA 25 2 Sydney
Lee Harper 20 20 Memphis
Gary Wilson, CFA 15 11 Memphis
Gwin Myerberg 9 5 London
John Owen 7 3 Memphis
Trading
Experience Tenure Location
Deborah Craddock, CFA 27 26 Memphis
Jeff Engelberg, CFA 14 6 Memphis
Michael Johnson 14 3 Singapore
Doug Schrank 13 4 Memphis
Ken Anthony 8 8 Memphis
Risk Management
Experience Tenure Location
Jim Barton, CFA 22 15 Memphis
Our team has consistent leadership, deep cumulative knowledge, and a wide network of research contacts.
See tab for biographies

Southeastern Asset Management, Inc.®
Advisor to Longleaf Partners Funds

Our in-depth, conservative business appraisals underpin all decisions.
Long-term horizon provides us with “time horizon arbitrage” opportunities.
Volatility offers us opportunity.
Margin of safety determines our entry and exit limits.
“Cheap” is not enough – we want sustainable competitive advantages and value growth.
Our corporate management partners greatly impact our outcome.
Concentrated portfolios in our 18-22 best investments adequately diversify, reduce risk, and improve return.
Build bottom-up, benchmark-agnostic portfolios to own the highest quality, most discounted businesses.
Our Investment Beliefs
Fundamental disciplines have guided us for over three decades of investing.

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

Selection Criteria: We Buy Businesses, Not Stocks
Good Business
Understandable
Financially sound
Competitively entrenched
Generates free cash flow which will grow
Good People
Honorable and trustworthy
Skilled operators
Capable capital allocators
Shareholder-oriented
Properly incented
Good Price
*P/V=60% or less where intrinsic value is determined by:
Present value of free cash flow in each business
segment
Net asset value
Comparable business sales
Good
Business
Good
People
Good
Price
Investments must meet our qualitative and quantitative requirements.
*P/V is price of stock divided by our appraisal of company

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

Our Sell Criteria
1) Price approaches current appraisal
2) Can substantially improve risk/return profile
Sell high P/V to fund substantially lower P/V; swap low P/V for low P/V with significantly higher quality
3) Business’ earnings power is permanently impaired
Reduce risk of “value trap” where intrinsic value is flat or declining
4) Management proves incapable of building value and replacing leadership is not feasible
Low chance of success in becoming active and using our size to effect change
We have a long-term investment horizon, multi-year holding periods, and low turnover.
We sell when:

Value or Price per Share
$80
70
60
50
40
30
20
10
12% Growth of Corporate Intrinsic Value/Share
Market Price/Share
29% Compound Annual Return
Year 1
Year 2
Year 3
Year 4
Year 5

Southeastern Asset Management, Inc.®
Advisor to Longleaf Partners Funds

We Buy with a Large Margin of Safety
P/V at
Purchase
5 Year
CAGR
50% 29%
60 24
70 20
80 17
90 14
100 12
Discount Scenarios
We insist on a wide margin of safety between price and conservative appraisal value.
In this illustration, which does not reflect performance of any particular security, an investment purchased at $20 and sold at $70 in five years creates a 29% CAGR.  This assumes that 12% comes from the business’ value growth, and 17% comes from the stock moving from half of value at the outset to full value in five years.  Actual investment performance and returns are not guaranteed.

Southeastern
Asset Management, Inc.®
Advisor to
Longleaf
Partners Funds

Our Investment Process: Disciplined and Repeatable
We have insisted on in-depth research and a rigorous decision process for almost forty years.
Look anywhere in
universe of 3000+
stocks
Investigate  multiple
sources including
various screens
Identify
misunderstood,
underfollowed,
temporarily
challenged,  intensely
disliked companies
Regularly update wish
list of 600 companies
Review comprehensive
analyst report
Appoint Devil’s
Advocate (DA)
Challenge investment
thesis using team’s
cumulative experience
Gain insight from our
extensive network of
industry competitors,
clients, and others
Visit management
Require team
agreement based on
merits of case
Target 5% position in
applicable mandate(s)
Determine cash source
if necessary
Update appraisal and
thesis based on events
and quarterly results
Ongoing DA work
Re-assign coverage if
significant price or
appraisal decline
Analyst Monitors
Investment
Team Approves
New Holding
(avg. 10-12/year)
Team Scrutinizes
Case
(avg. 100/year)
Analysts Search
for Investments
(avg.  300-400/year)
Result : Result:
Result:
Result:
Trading instructions
Final appraisal and fully
vetted case (diligence
akin to private equity)
Analyst continues to
monitor
Name qualifies for team
consideration, or
Regular report; post-
mortem after sale

Southeastern
Asset Management, Inc.®
Advisor to
Longleaf
Partners Funds

Our Risk Management
• Mitigate risk primarily via security
selection criteria
• Size positions at 5% (18-22 names)
• Limit industries to 15%
• Own < 15% of a company
• Hold cash when securities don’t qualify
• Add/trim to improve P/V and quality
• Analyze company specific risks
• Test for macro exposures and other
stress points
• Impose position size ranges by name
• Assess dispersion by mandate
• Review individual portfolios’ holdings
We view risk as the possibility of permanent capital loss.
Ongoing
Monitoring
Portfolio
Construction
Security
Selection

Southeastern Asset Management, Inc.®
Advisor to Longleaf Partners Funds

Southeastern Summary
Business Owners Through public markets, own a limited number of companies with durable competitive strengths
Long-Term Investors Use short-term price fluctuations to acquire businesses with a margin of safety between stock price and intrinsic value
Disciplined Analysts Buy competitively entrenched, well-managed companies trading at deep discounts to conservative appraisals of intrinsic value (low “price-to-value” or “P/V”)
An Experienced,
Global Team
Guided by over three decades of consistent leadership, 11 analysts on three continents collaborate on all investment decisions
Partners with
Our Clients
Southeastern’s employees and related entities are the largest owners of the Longleaf Partners
Funds. Employees must use funds advised by Southeastern to own public equities unless granted an exception
As a research-driven investment firm, we are:

Southeastern Asset Management, Inc.
Advisor to Longleaf Partners Funds

Longleaf Partners Fund Performance
Cumulative  Return
LLPF 11.63% 15.22% 39.38% 26.87% 107.01% 610.51% 1,451.11% 1,464.24%
S&P 500 10.61 13.96 43.05 32.64 126.78 414.19 960.71 872.35
Portfolio Returns at 3/31/13 – Net of Fees
Because S&P 500 was available only at month-end in 1987, we used the value at 3/31/87 to calculate S&P 500 performance since inception.
Returns reflect reinvested capital gains and dividends but not the deduction of taxes an investor would pay on distributions or share redemptions.
Past performance does not guarantee future results. Fund prices fluctuate and, when redeemed, shares may be worth more or less than original cost. Visit longleafpartners.com for current performance, which may be higher or lower than the past performance quoted.
We delivered strong absolute and relative results in the first quarter.
11.63%
15.22%
11.70%
4.87%
7.55%
10.30%
11.59%
11.17%
10.61%
13.96%
12.67%
5.81%
8.53% 8.53%
9.91%
9.14%
YTD 1 Year 3 Year 5 Year 10 Year 20 Year 25 Year Since
Inception
4/8/87
Average Annual Returns
Total Returns
LLPF
S&P  500

20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
LLPF Outperforms the S&P 500 Index
S&P 500 Index Outperforms
Mar-93
Mar-94
Mar-95
Mar-96
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06
Mar-07
Mar-08
Mar-09
Mar-10
Mar-11
Mar-12
Mar-13

Southeastern Asset Management, Inc.
Advisor to Longleaf Partners Funds

LLPF vs. S&P 500 Index - Rolling Annualized 5 Year Return Difference
We have faced previous weak relative periods but outperformed over most full cycles.
Average annual total returns for the Fund and its benchmark for the one, five, ten year and since 4/8/87 inception periods ended
March 31, 2013 are as follows: Partners Fund: 15.22%, 4.87%, 7.55%, and 11.17%; S&P 500: 13.96%, 5.81%, 8.53%, and
9.14%.
Because
S&P 500 was available only at month-end in 1987, we used the value at 3/31/87 to calculate S&P 500 performance since inception. Returns reflect reinvested capital gains and dividends but not the deduction of taxes an investor would pay on distributions or share redemptions. Past performance does not guarantee future results. Fund prices fluctuate and, when redeemed, shares may be worth more or less than original cost. Visit longleafpartners.com for current performance, which may be higher or lower than the past performance quoted.
Market Review and Outlook: Rolling 5 Year Relative Returns

35%
30%
25%
20%
15%
10%
5%
0%
LLPF
iShares Core S&P 500 ETF
Consumer Discretion
Consumer Staples
Energy
Financials
Health Care
Industrials
Info Technology
Materials
Telecom
Utilities

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

Holdings
We own strong market leaders at attractive discounts.
Partners Fund Holdings Summary
at 3/31/13
% of Net Assets
Chesapeake Energy 8.1
%
Dell 7.7
Loews 7.5
DIRECTV 6.4
FedEx 6.1
Philips Electronics 5.9
CONSOL Energy 5.2
Travelers Companies 5.0
Aon 4.9
Bank of New York Mellon 4.9
Mondelez International 4.5
Abbott Laboratories 4.2
Berkshire Hathaway 3.7
Level 3 Communications 3.7
Vulcan Materials 3.2
Murphy Oil 1.8
Total 82.8
%
Inception 4/8/87
# of Securities 16
Net Assets $8.2 billion
Dividend Yield 1.5%
Weighted Average Market Cap $35.5 billion
Cash 17.2%
Turnover (5 Year Average) 28%
Price-to-Value (P/V) Low-70s%
Portfolio Details
Sector Weights v. Benchmark

Southeastern Asset Management, Inc.®
Advisor to Longleaf Partners Funds

Partners Fund Yearly Performance
Calendar Year Performance Net of Fees
Year Net S&P 500 Year Net S&P 500
1987* -12.96% -13.27% 2001 10.34% -11.89%
1988 35.19% 16.61% 2002 -8.34% -22.10%
1989 23.26% 31.69% 2003 34.80% 28.68%
1990 -16.35% -3.10% 2004 7.14% 10.88%
1991 39.19% 30.47% 2005 3.62% 4.91%
1992 20.47% 7.62% 2006 21.63% 15.79%
1993 22.20% 10.08% 2007 -0.44% 5.49%
1994 8.96% 1.32% 2008 -50.60% -37.00%
1995 27.50% 37.58% 2009 53.60% 26.46%
1996 21.02% 22.96% 2010 17.89% 15.06%
1997 28.25% 33.36% 2011 -2.85% 2.11%
1998 14.28% 28.58% 2012 16.53% 16.00%
1999 2.18% 21.04%
2000 20.60% -9.10%
*Partial year, initial public offering 4/8/87
Average annual total returns for the Fund and its benchmark for the one, five, ten year and since 4/8/87 inception periods ended
December 31, 2012 are as follows: Partners Fund: 16.53%, 0.25%, 6.26%, and 10.80%; S&P 500: 16.00%, 1.66%, 7.10%, and 8.81%.
Because S&P 500 was available only at month-end in 1987, we used the value at 3/31/87 to calculate S&P 500 performance since inception.
Returns reflect reinvested capital gains and dividends but not the deduction of taxes an investor would pay on distributions or share redemptions. Past performance does not guarantee future results. Fund prices fluctuate and, when redeemed, shares may be worth more or less than original cost. Visit longleafpartners.com for current performance, which may be higher or lower than the past performance quoted.

Total Returns
Average Annual Returns
LLSC
Russell 2000
12.08%
12.39%
25.40%
16.30%
15.65%
13.45%
10.21%
8.24%
13.27%
11.52%
12.38%
8.84%
11.10%
9.34%
YTD
1 Year
3 Year
5 Year
10 Year
20 Year
Since Inception 2/21/89

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

Longleaf Partners Small-Cap Fund Performance
Closed to new investors
Cumulative  Return
LLSC 12.08% 25.40% 54.69% 62.61% 247.80% 932.34% 1,164.43%
Russell 2000 12.39 16.30 46.03 48.55 197.48 443.78 761.12
Portfolio Returns at 3/31/13 – Net of Fees
We delivered strong absolute results in the first quarter.
Returns reflect reinvested capital gains and dividends but not the deduction of taxes an investor would pay on distributions or share redemptions.
Past performance does not guarantee future results. Fund prices fluctuate and, when redeemed, shares may be worth more or less than original cost. Visit longleafpartners.com for current performance, which may be higher or lower than the past performance quoted.

15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
LLSC Outperforms the Russell 2000 Index
Russell 2000 Index Outperforms
Mar-94
Mar-95
Mar-96
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06
Mar-07
Mar-08
Mar-09
Mar-10
Mar-11
Mar-12
Mar-13

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

We have faced previous weak relative periods but outperformed over most full cycles.
*From public offering at 2/21/89 through 3/31/91, Fund was managed by a different portfolio manager.
Average annual total returns for the Fund and its benchmark for the one, five, ten year, and since inception period ended March 31, 2013 are as follows: Small-Cap Fund: 25.40%, 10.21%, 13.27%, and 11.10%; Russell 2000: 16.30%, 8.24%, 11.52% and 9.34%. Returns reflect reinvested capital gains and dividends but not the deduction of taxes an investor would pay on distributions or share redemptions. Past performance does not guarantee future results.
Fund prices fluctuate and, when redeemed, shares may be worth more or less than original cost. Visit longleafpartners.com for current performance, which may be higher or lower than the past performance quoted.
Market Review and Outlook: Rolling 5 Year Relative Returns
LLSC vs. Russell 2000 Index – Rolling Annualized 5 Year Return Difference

60%
50%
40%
30%
20%
10%
0%
LLSC
iShares Russell 2000 Index Fund
Consumer Discretion
Consumer Staples
Energy
Financials
Health Care
Industrials
Info Technology
Materials
Telecom
Utilities

Southeastern Asset Management, Inc.
Advisor to Longleaf Partners Funds

% of Net Assets
Texas Industries 11.9
%
Vail Resorts 5.2
Saks 4.9
Washington Post 4.8
Everest Re 4.7
Fairfax Financial 4.5
Lamar Advertising 4.3
Legg Mason 4.2
Wendy’s 4.0
Scripps Networks 3.7
DineEquity 3.5
tw telecom 3.4
Level 3 Communications 3.2
Service Corporation 3.0
Madison Square Garden 1.9
Quicksilver Resources 1.7
Martin Marietta Materials 1.7
Tribune Company 1.4
TOTAL 72.0
%
Portfolio Details
Inception 2/21/89
# of Securities 18
Net Assets $4.0 billion
Dividend Yield 1.0%
Weighted Average Market Cap $3.4 billion
Cash 28.0%
Turnover (5 year average) 24%
Price-to-Value (P/V) Low-80s%
Holdings
We own strong market leaders at attractive discounts.
Small-Cap Fund Holdings Summary
at 3/31/13
Sector Weight v. Benchmark Details

Southeastern Asset Management, Inc.®
Advisor to Longleaf Partners Funds

Small-Cap Fund Yearly Performance
Calendar Year Performance Net of Fees
Year Net Russell 2000 Year Net Russell 2000
1989* 21.51% 9.06% 2005 10.75% 4.55%
1990* -30.05% -19.48% 2006 22.33% 18.37%
1991* 26.31% 46.04% 2007 2.80% -1.57%
1992 6.87% 18.41% 2008 -43.90% -33.79%
1993 19.83% 18.88% 2009 49.31% 27.17%
1994 3.64% -1.82% 2010 22.32% 26.85%
1995 18.61% 28.45% 2011 1.79% -4.18%
1996 30.64% 16.49% 2012 22.96% 16.35%
1997 29.04% 22.36%
1998 12.71% -2.55%
1999 4.05% 21.26%
2000 12.80% -3.02%
2001 5.45% 2.49%
2002 -3.74% -20.48%
2003 43.85% 47.25%
2004 14.78% 18.33%
*Partial year, initial public offering 2/21/89
*From public offering through 3/31/91, Fund was managed by a different portfolio manager.
Average annual total returns for the Fund and its benchmark for the one, five, ten year, and since inception period ended December 31, 2012 are as follows: Small-Cap Fund: 22.96%, 5.10%, 11.42%, and 10.69%; Russell 2000: 16.35%, 3.56%, 9.72% and 8.91%. Returns reflect reinvested capital gains and dividends but not the deduction of taxes an investor would pay on distributions or share redemptions. Past performance does not guarantee future results. Fund prices fluctuate and, when redeemed, shares may be worth more or less than original cost. Visit longleafpartners.com for current performance, which may be higher or lower than the past performance quoted.

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

Longleaf Partners International Fund Performance
Cumulative  Return
LLIN 7.19% 16.53% 15.39% -1.03% 136.16% 227.88%
MSCI EAFE 5.13 11.25 15.76 -4.36 152.23 82.05
Portfolio Returns at 3/31/13 – Net of Fees
We delivered strong absolute and relative results in the first quarter.
7.19%
16.53%
4.89%
0.21%
8.97% 8.58%
5.13%
11.25%
5.00%
0.89%
9.69%
4.24%
LLIN
MSCI EAFE
Total Returns
Average Annual Returns
-
-
YTD 1 Year 3 Year 5 Year 10 Year Since
Inception
10/26/98
Because EAFE was available only at month-end in 1998, we used the value at 10/31/98 to calculate EAFE performance since inception. Returns reflect reinvested capital gains and dividends but not the deduction of taxes an investor would pay on distributions or share redemptions. Past performance does not guarantee future results. Fund prices fluctuate and, when redeemed, shares may be worth more or less than original cost. Visit longleafpartners.com for current performance, which may be higher or lower than the past performance quoted.

Hong Kong 17.3%
Netherlands 13.5%
Spain 12.9%
Brazil 10.9%
France 9.3%
Germany 7.3%
Italy 7.1%
Canada 6.8%
Japan 6.3%
Malaysia 5.6%
UK 3.0%

40%
30%
20%
10%
0%
Consumer Discretion
Consumer Staples
Energy
Financials
Health Care
Industrials
Info Technology
Materials
Telecom
Utilities

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

Country Weights
Portfolio Details
Inception 10/26/98
# of Securities 20
Net Assets $1.6 billion
Dividend Yield 3.2%
Weighted Average Market Cap $17.3 billion
Cash 27.9%
Turnover (5 year average) 36%
Price-to-Value (P/V) Low-60s%
Holdings
Sector Weights v. Benchmark
% of Net Assets
Manabi 7.1%
Cheung Kong 6.7
Lafarge 6.7
Philips Electronics 5.8
Melco International 5.7
Hochtief 5.2
Fairfax Financial 4.9
Ferrovial 4.7
ACS 4.6
Genting Berhad 4.0
Nitori Holdings 3.2
TNT Express 3.0
EXOR 2.7
Fiat Industrial 2.4
Vodafone Group 2.1
NIDEC 1.3
CNH Global 0.9
HRT Paricipacoes em Petroleo 0.8
Henderson Land 0.7
Dell -0.4
Total 72.1%
International Fund Holdings Summary
at 3/31/13

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

International Fund Yearly Performance
Calendar Year Performance Net of Fees
Year Net MSCI EAFE
1998* 9.02% 9.27%
1999 24.37% 26.96%
2000 25.93% -14.17%
2001 10.47% -21.44%
2002 -16.51% -15.94%
2003 41.52% 38.59%
2004 10.21% 20.25%
2005 12.88% 13.54%
2006 17.07% 26.34%
2007 15.29% 11.17%
2008 -39.60% -43.48%
2009 23.17% 31.78%
2010 13.69% 7.75%
2011 -20.29% -12.14%
2012         21.23% 17.32%
*Partial year, initial public offering 10/26/98
Average annual total returns for the Fund and its benchmark for the one, five, ten year and since 10/26/98 inception periods ended December 31,
2012 are as follows: International Fund: 21.23, -3.95%, 6.86%, and 8.20%; EAFE: 17.32%, -3.69%, 8.21%, and 3.95%.
Because EAFE was available
only at month-end in 1998, we used the value at 10/31/98 to calculate EAFE performance since inception. Returns reflect reinvested capital gains and dividends but not the deduction of taxes an investor would pay on distributions or share redemptions. Past performance does not guarantee future results.
Fund prices fluctuate and, when redeemed, shares may be worth more or less than original cost. Visit longleafpartners.com for current performance, which may be higher or lower than the past performance quoted.

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

US Address
Southeastern Asset Management, Inc.
6410 Poplar Avenue, Suite 900
Memphis, TN 38119
(901) 761-2474
Contact
John Owen jowen@SEasset.com
Contact Information
Web Address
southeasternasset.com

Southeastern
Asset Management, Inc.®
Advisor to
Longleaf
Partners Funds

O. Mason Hawkins, CFA
Chairman
·
Chief Executive Officer
A founder of Southeastern Asset Management in 1975, Mr. Hawkins leads the company as Chairman and CEO with 41 years of investment experience.
Prior to the company’s founding, he served as Director of Research for both Atlantic National Bank in Jacksonville, FL and First Tennessee Investment
Management in Memphis. Mr. Hawkins graduated with a bachelor’s degree in Finance from the University of Florida and received his master’s in
Business Administration in Finance from the University of Georgia.
G. Staley Cates, CFA
President
·
Chief Investment Officer
With 28 years of investment experience, Mr. Cates serves as President and Chief Investment Officer of Southeastern. Prior to joining the company in
1986, he worked as a research associate at Morgan, Keegan & Co. in Memphis. Mr. Cates graduated from the University of Texas with a bachelor’s degree in Business Administration.
James E. Thompson, Jr., CFA
Senior Analyst
·
Principal
Research
Biographies
Ross Glotzbach, CFA
Deputy Director of Research
·
Principal
A Senior Analyst and Principal with Southeastern, Mr. Thompson carries a range of experience over his 25 year investment career. He rejoined
Southeastern in 2010 after previously holding the position of Vice President from 1996-2007, when he opened our London office. He formerly served as the Senior Vice President and Team Leader at Mackenzie Cundill in Vancouver, Vice President of Salem Investment Counselors in Winston-Salem, NC,
and Senior Analyst at Wachovia Bank and Trust Co., also in Winston-Salem. Mr. Thompson received a bachelor’s degree in Business Administration from the University of North Carolina and a master’s in Business Administration from the University of Virginia.
Mr. Glotzbach holds the position of Deputy Director of Research and Principal and has been with Southeastern since 2004. He came to the company from Stephens Inc. in Little Rock, AR where he was a Corporate Finance Analyst. Mr. Glotzbach graduated from Princeton University with a bachelor’s in Economics.

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds

T. Scott Cobb
Senior Analyst
·
Principal
Lowry H. Howell, CFA
Senior Analyst
·
Principal
A Senior Analyst and Principal at Southeastern, Mr. Howell’s investment experience spans 18 years. Prior to joining the company, he served as Security
Analyst and Principal at Flippin, Bruce & Porter in Lynchburg, VA, as well as Equity Analyst and Associate Vice President at Southern Capital Advisors
in Memphis. Mr. Howell holds both a bachelor’s in Finance and master’s in Accounting from Rhodes College.
Research (continued)
Biographies
Ken Ichikawa Siazon
Senior Analyst
·
Principal
A Southeastern employee since 2006, Mr. Siazon holds the position of Senior Analyst and Principal and heads our Asian research based in Singapore.
Before joining the company, he worked with Lehman Brothers in Singapore, Tokyo, and Hong Kong, JP Morgan in Hong Kong and New York, Ford
Motor Company in Tokyo, and Fuji Bank in Tokyo. Mr. Siazon received his bachelor’s degree in Systems Engineering from the University of Virginia and holds a master’s in Business Administration from Harvard Business School.
Josh Shores, CFA
Senior Analyst
·
Principal
Based in London, Mr. Shores is a Senior Analyst and Principal at Southeastern. He joined Southeastern in 2007 after working at Smith, Salley &
Associates in Greensboro, NC and Franklin Street Partners in Chapel Hill, NC. A University of North Carolina graduate, Mr. Shores holds a bachelor’s degree in Philosophy and Religious Studies.
Mr. Cobb serves as a Senior Analyst and Principal for Southeastern and heads our European research in London.  He has 18 years of investment experience, joining Southeastern in 2006 after holding positions at Smith, Salley & Associates in Greensboro, NC, with a private investor in Chapel Hill, and at CST Investments, LLC in Memphis. Mr. Cobb graduated with a bachelor’s in History from University of Memphis and a master’s in Theological
Studies from Covenant Theological Seminary.

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

Brandon Arrindell
Analyst
Research (continued)
Client Portfolio Management
Biographies
Manish Sharma, CFA
Senior Analyst
·
Principal
Fraser E. Marcus
Head of Global Business Development
Doug Burton, CFA
Head of Australia/New Zealand
As the Head of Global Business Development at Southeastern since 2010, Mr. Marcus brings 37 years of investment experience to both our London and Memphis offices. Before joining Southeastern, he held the title of Head Strategic Advisory Europe and Middle
East for Lehman Asset Management, was a Managing Partner for Dartmouth Capital Partners LLP, served as Managing Director and
Co-Head of Investment Banking at ING Barings, and was Managing Partner of The Chief Executive Partnerships, all in London.
Working out of both London and New York, Mr. Marcus also previously held the roles of Managing Director of Investment Banking at
Salomon Brothers and Vice President of Manufacturers Hanover Limited. He graduated from Dartmouth College with a bachelor’s in
English and Mathematics.
Mr. Arrindell has served as an analyst with Southeastern since 2010. Prior to joining the company, he worked as an Investment
Banking Analyst for Morgan Stanley in New York. Mr. Arrindell received a bachelor’s degree in Economics from Harvard College.
Based in Sydney, Mr. Burton has served as Southeastern’s Head of Australia/New Zealand since 2011. He previously held positions as the Global Head of Client Service and CEO Americas for AXA Rosenberg in Orinda, CA, Managing Director for Australia/New Zealand for
AXA Rosenberg in Sydney, and Client Portfolio Manager and Head of Client Service at AXA Rosenberg in Orinda. Additionally, Mr. Burton
worked for Deseret Mutual Benefit Administrators in Salt Lake City, UT as a Portfolio Manager. His education includes a bachelor’s in
Economics and a master’s in Finance, both from Brigham Young University, and a master’s in Economics from University of Utah.
Joining Southeastern in 2010 as an analyst, Mr. Sharma contributes a range of experience. In addition to being the Senior Manager at
American Express in New York and Senior Analyst at Capital One Finance in Boise, ID, he carried out Equity Research internships at the
State Bank of India in Mumbai, at Weitz Funds in Omaha, NE and at MFS Investment Management in London. Mr. Sharma holds a degree in Mechanical Engineering from Indian Institute of Technology, a master’s in Mechanical Engineering from Michigan State
University, and a master’s in Business Administration from University of Chicago.

Southeastern
Asset Management, Inc.®
Advisor to
Longleaf
Partners Funds

Lee B. Harper
Head of Client Portfolio Management
·
Principal
With Southeastern since 1993, Ms. Harper is a Principal and currently serves as the Head of Client Portfolio Management. She came to Southeastern from her role as a consultant at IBM Memphis, in addition to previously working as a Business Analyst at McKinsey & Company in Atlanta, GA. Ms.
Harper graduated from the University of Virginia with a bachelor’s degree in History and Communications and holds a master’s in Business
Administration from Harvard Business School.
Client Portfolio Management (continued)
Biographies
Gary M. Wilson, CFA
Client Portfolio Manager
·
Principal
Currently a Client Portfolio Manager and Principal, Mr. Wilson has been with Southeastern since 2002. Prior, he held positions with Citigroup in Tokyo as an Associate and at Baystate Financial Services in Boston as an Analyst. Mr. Wilson graduated with a bachelor’s degree in History from Colgate
University and a master’s in International Economics from Johns Hopkins School of Advanced International Studies.
John R. Owen, Jr.
Client Portfolio Management Associate
Mr. Owen joined Southeastern in 2010 as Client Portfolio Management Associate. His career background includes positions as Account Manager at
DeMarche Associates, Inc. in Kansas City, MO, Manager at Georgia-Carolina Manufacturing Co. in Augusta, GA, and Analyst at Willamette
Management Associates in Atlanta, GA. Mr. Owen received his bachelor’s degree in Management from Georgia Institute of Technology.
Gwin Myerberg
Client Portfolio Manager
A Southeastern employee since 2008, Ms. Myerberg is a Client Portfolio Manager based in our London office. Before joining the company, she worked as a Consultant for Deloitte and Touche in New York, NY and in Investor Relations at both Thales Fund Management in New York and
Twinfields Capital Management in Greenwich, CT. Ms. Myerberg holds a bachelor’s degree in Finance and Marketing from the McIntire School of
Commerce at the University of Virginia.

Southeastern Asset Management, Inc.®
Advisor to Longleaf Partners Funds

Deborah L. Craddock, CFA
As Head of Trading and a Principal, Ms. Craddock contributes 27 years of experience to Southeastern. Before joining the company in 1987, she worked as a Sales Assistant at Robison-Humphrey Co., Inc. in Memphis. Ms. Craddock’s educational background includes a bachelor’s in Economics from
Rhodes College.
Trading
Biographies
Jeffrey D. Engelberg, CFA
Serving Southeastern as a Senior Trader and Principal, Mr. Engelberg has been with the company since 2007. His 14 year career includes positions as
Senior Trader at Fir Tree Partners, Convertible Bond Trader at KBC Financial Products, and Listed Equity Trader at Morgan Stanley, all in New York.
Mr. Engelberg holds a bachelor’s in Economics and a master’s in Business Administration, both from the Wharton School at University of Pennsylvania.
Jim Barton, Jr., CFA
Head of Portfolio Risk Management ·
Principal
A Southeastern employee since 1998, Mr. Barton is currently a Principal and the Head of Portfolio Risk Management, after roles as a Client Portfolio
Manager and Trader. Prior to Southeastern, he served as a Proprietary Futures/Options Trader at Louis Dreyfus Corporation in Memphis.  Additionally,
Mr. Barton played professional basketball for BG-07, Ludwigsburg, Germany during the 1990-1991 seasons. Mr. Barton holds a bachelor’s in History from Dartmouth College.
Portfolio Risk Management
Michael A. Johnson
Senior Trader
Mr. Johnson joined Southeastern in 2011 as a Senior Trader and is based in our Singapore office. Prior to joining the company, he held the position of
Senior Trader at Artio Global Investors (formerly Julius Baer Investment Management) and was Vice President of Trading at Lazard Asset Management,
both in New York, NY. Mr. Johnson’s educational background includes a bachelor’s in Economics and International Relations from Connecticut College and a master’s from Stern School of Business at New York University.
Head  of  Trading · Principal
Senior Trader
·
Principal

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

W. Douglas Schrank
Senior Trader
Ken Anthony
Trading Associate
Trading (continued)
Biographies
Mr. Schrank currently serves as a Senior Trader at Southeastern. Prior to joining the company in 2009, he worked as a Senior Trader at Para Advisors in New York and as a sell-side and buy-side Trader at Goldman Sachs in New York. Mr. Schrank received a bachelor’s in Political Science from
Colgate University.
Mr. Anthony holds the position of Trading Associate and has been with Southeastern since 2005. His background includes a position as an Audit
Associate at KPMG in Memphis. Mr. Anthony received both his bachelor’s and master’s in Accounting from the University of Mississippi.

Southeastern
Asset Management, Inc.®
Advisor to
Longleaf
Partners Funds

Representative Separate Account Client List
Public Pensions & Taft Hartley (11)
Sovereign Wealth Funds (2)
Other (22)
Private Pensions (67)
Foundations / Endowments (48)
At 3/31/13 Southeastern managed 175 accounts across 134 relationships. Clients on the list consist of separate institutional equity accounts representative of each category at
3/31/13. They are not selected because of investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern or the services provided.
Healthcare Institutions (9)
Advisory & Subadvisory (16)
American Airlines
Bhs
Cable & Wireless
Cox Enterprises
General Mills
Kellogg Company
Lloyds TSB
LonzaAmerica
Massey Ferguson
Merchant Navy Officers
Metal Box
National Grid USA
Nestle
Northern Foods
Northrop Grumman
Ormet
Allegheny College
American Legacy Foundation
American Psychological Association
Carnegie Institution of Washington
Church Pension Fund
Claremont McKenna
Georgia Tech
Grinnell College
Groton School
Hamilton College
The Kellogg Company Trust
Loyola University
Temple University
University of CO
University of NE
University of Pittsburgh
University of Rochester
Wellesley College
Yawkey Foundation
Citadel
Longleaf Partners Funds (4)
Vantagepoint Equity
Income Fund
Vantagepoint Aggressive
Opportunities Fund
Dana-Farber Cancer Institute

Southeastern
Asset Management, Inc.®
Advisor to
Longleaf
Partners Funds

Appendix

Southeastern
Asset Management, Inc.®
Advisor to
Longleaf
Partners Funds

Case Studies
Before investing, view longleafpartners.com to carefully read the Prospectus or Summary Prospectus and consider the Funds’ investment objectives, risks, charges, and expenses.
Fund Ownership includes the following risks—stock market, investment selection, corporate ownership, non-diversification, non-US investment, small cap (particularly for the Small-Cap fund), focused geography, and derivatives—discussed in the Prospectus. Portfolio holdings discussed are subject to change.
Funds distributed by Rafferty Capital Markets, LLC.

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

Indications of a U.S. housing recovery
U.S. Transportation Bill
Ongoing cost cutting
Better pricing
Balance sheet improvements
Oligopoly: pricing power and few threats
Key profit drivers at depressed levels
Upside in a housing and economic recovery
Cement/Aggregates Industry
Porter Model Analysis of Industry Strengths
After large price declines in 2011, our cement and aggregates investments have paid off
For institutional investors only.
Strong stock performance driven by:
Value growth opportunity:
Threat of Substitutes
LOW
No economically
viable substitute  for
aggregates, cement,
or concrete
Barriers to Entry
HIGH
Lengthy licensing and
permitting (5-10
years)
High fixed costs
Rivalry:
Localized
oligopolies
evoke rational
pricing
Supplier Power:
MODERATE
Price takers for
energy, freight, and
labor but costs
passed to consumer
Buyer Power
LOW
No substitutes +
High transportation
costs protect local
providers

Powder River Basin
Utica Shale
Marcellus Shale
Anadarko Basin (4 Plays)
Barnett Shale
Haynesville / Bossier Shale
Natural Gas Plays
Liquids Plays
Operating States
Eagle Ford Shale

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

Chesapeake Energy Corp. (CHK)
Good Business –2     largest U.S. producer
of natural gas with growing oil and liquids
production
Good People – 2012  board transformation
Chesapeake’s Current Areas of Operation
Source: May 2013
Investor Presentation
Updated May 1, 2013
Improved governance to best in class:
Independent chair
Lower board pay
Heavily vested directors
Removed CEO alignment issues
Targeting $4-7 billion of asset sales in 2013
Leading position in 3 top gas plays
(Marcellus, Barnett, Haynesville)
Leading position in 4 top liquids plays
(Eagle Ford, Anadarko, Powder River)
Oil and liquids >20% of production and
>50% of revenues
nd

Chesapeake ENERGY

Southeastern Asset Management, Inc.
Advisor to Longleaf Partners Funds

Chesapeake Energy Corp. (CHK)
Good Price –
Price-to-value 60s%
•
Our appraisal assumes:
Natural gas prices move from ~$4.00 current spot to over $5.00 in next few years
Oil prices of $80/bbl
No credit for future supply/demand shift improvements
Why the stock is Cheap
•
Natural gas prices below marginal cost
•
Uncertainty around asset sales to reduce debt
•
CEO search
Southeastern’s View –
Best energy assets;  new board driving value realization and financial
• Focused on cutting costs, paying down debt, and selling/monetizing assets
•
2013 EBITDA should cover maintenance cap-ex and interest expense
•
Upside if gas moves north of current pricing
Updated May 1, 2013
discipline; upside in long-term demand
For institutional investors only.
Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. Price to Value (P/V)
is a calculation that compares the price of a stock to Southeastern’s appraisal of the company’s intrinsic value.  P/Vs do not guarantee future results, and we caution investors not to give this calculation undue weight. Chesapeake Energy represented 8.1% of the Longleaf Partners Fund and 6.3% of the Longleaf
Partners Global Fund  at March 31, 2013.

FIAT
INDUSTRIAL

Europe – ex Italy
31.8%
North America
28.5%
Italy
7.9%
Rest of World
16.9%
Latin America
14.9%

Southeastern Asset Management, Inc.®
Advisor to Longleaf Partners Funds

Good Business – Among the world’s largest capital goods companies
Overview
•
Three global operating companies:
CNH – Agriculture and Construction
Iveco – Commercial Vehicles
FPT Industrial – Engines and Powertrains
•
2     largest agriculture machinery manufacturer
(Case and New Holland)
•
Top 5 in commercial trucks in Europe
and Latam
• High margin aftermarket business
Competitive Advantage
• Comprehensive product offering
• Trusted network of dealers and distributors
• Consolidated industry with pricing power
Good People – Proven operating and
value recognition record
• Agnelli family, guided by John Elkann, owns 30% through Exor
• Sergio Marchionne, Chairman
Fiat Industrial (FI-IT)
Geographic Exposure
As a % of FY12 Revenue
Source: Fiat Industrial 2012 Annual Report
Updated April 30, 2013
nd

CNH AG
CNH CE
Iveco
CASE
AGRICULTURE
CASE
CONSTRUCTION
IVECO
56%
4%
29%
NEW HOLLAND
AGRICULTURE
NEW HOLLAND
CONSTRUCTION
FPT
10%
FPT INDUSTRIAL

Source: Southeastern Asset Management;
Fiat Industrial Company Reports

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds

Good Price --
Price to value high-60s%
Why the stock is cheap
•
Trough margins
•
CNH liquidity discount given FI’s 88% ownership
•
Viewed as Italian business
•
New entity, spun-off from Fiat Auto in 2011
Southeastern’s View –
Leader in agriculture and
•
Globally diverse; growth in China, Latam & India
•
CNH acquisition:
Removes liquidity discount of CNH
Improves company visibility (NYSE Listing)
Reduces cost of debt
Lowers tax rate (reincorporation in Netherlands)
For institutional investors only. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. Price to Value (P/V)
is a calculation that compares the price of a stock to Southeastern’s appraisal of the company’s intrinsic value. P/Vs do not guarantee future results, and we caution investors not to give this calculation undue weight. Fiat Industrial represented 2.5% of the Longleaf Partners International Fund at March 31, 2013.
Segment Breakdown
% of Value Appraisal
Fiat Industrial (FI-IT)
Updated April 30, 2013
commercial equipment and aftermarket with a
strong management team

LAFARGE
bringing materials to life

Central & Eastern Europe 15%
North America 10%
West Europe 20%
Asia 15%
Mid East & Africa 30%
Latin America 10%

Southeastern Asset Management, Inc.
Advisor to Longleaf Partners Funds

Good Business – Global leader in oligopolistic
cement industry with substantial emerging
markets exposure
Overview
• World leader in building materials
#1 in cement; #2 in aggregates; #4 in concrete
• Geographically diverse
Competitive Advantage
• Local/regional oligopolies protect pricing
• High barriers to entry
• Few substitutes
Good People – Owner/operators who have built
shareholder value
• Bruno Lafont, CEO
Transformed business by focusing on cement
and aggregates in emerging markets
Exited non-core positions and sold gypsum in 2011
Reduced costs by moving plants to emerging markets
Lowered debt through divestures, reduced dividends, and limited expansion cap-ex
• Vested, independent board:  Nassef Sawiris (20%*); Groupe Bruxelles Lambert executives (21%)
Lafarge (LG-FR)
Geographic Diversification
% of Appraisal Value By Geography
*Total holdings of Mr. Sawiris represent 16% of the share capital and 20% of voting rights
Updated April 30, 2013

LAFARGE
bringing materials to life

Southeastern Asset Management, Inc.
Advisor to Longleaf Partners Funds

Good Price – Price-to-value mid-70s%
•
Our appraisal assumes:
Continued growth in emerging markets
Modest growth in developed markets over time
Per ton cement values below recent transactions
Why the stock is cheap
Lafarge (LG-FR)
For institutional investors only. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. Price to Value
(P/V) is a calculation that compares the price of a stock to Southeastern’s appraisal of the company’s intrinsic value. P/Vs do not guarantee future results, and we caution investors not to give this calculation undue weight. Lafarge represented 6.7% of the Longleaf Partners International Fund at March 31, 2013.
Updated April 30, 2013
•
Headquarters in Europe - recession
•
Operations in the Middle East - turmoil
•
Concerns over the global construction and housing slowdown
•
70% of value in emerging markets
•
Longer term construction demand with economic growth
Southeastern’s View –
Emerging markets growing and eventual developed market recovery

Level(3) COMMUNICATIONS

Exabytes per Month --
An exabyte is 1
billion gigabytes
31
44
59
77
94
109
2011
2012
2013
2014
2015
2016
Business
Consumer

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

Good Business – Irreplaceable global network; rapidly
growing utilization
Overview
• Among world’s largest internet backbones
• Spans 45 countries, 3 continents, 450 cities
• Unique combination of long-haul and metro routes
100,000 miles intercity
30,000 miles metropolitan
Competitive Advantage
• Impossible to replicate metro assets
• Low-cost network in long haul
• Global network coverage
Good People – Deep industry experience and technical
expertise
• Jeff Storey, President and new CEO
• Recent board additions
Mike Glenn (FedEx)
Peter van Oppen
• Temasek Holdings – owns 25% and 3 board seats
Level 3 Communications (LVLT)
Global Internet Trends
Global internet traffic is forecast to grow at 29%
CAGR from 2011 to 2016
Level 3’s global network can service that growth
Source: Cisco Visual Networking Index Global IP Traffic Forecast,
2011-2016 (May 30, 2012)
Source: Level 3 Communications
Updated April 30, 2013
•
Bandwidth demand rapidly growing

Level(3) COMMUNICATIONS

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

Level 3 Communications (LVLT)
Good Price – Price-to-value below 50%
Why the stock is cheap
•
EBITDA multiple in-line with industry but ignores LVLT’s lower required capex and tax advantage
•
No direct comps to properly value assets
•
Historic debt levels
Southeastern’s View –
Industry consolidation; growing demand; high contribution
•
Consolidation improves pricing, highlights asset values
•
Surge in video, cloud, mobile accelerates demand
Updated April 30, 2013
margins; right leadership
to Value (P/V) is a calculation that compares the price of a stock to Southeastern’s appraisal of the company’s intrinsic value.  P/Vs do not guarantee future results, and we caution investors not to give this calculation undue weight. Level 3 Communications represented 3.7% of the Longleaf
Partners Fund and 3.2% of the Longleaf Partners Small Cap Fund at March 31, 2013.
For institutional investors only.
Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. Price

Mondelēz International

Biscuits	Chocolate	Gum & Candy	Beverages, Cheese & Dairy
Oreo, Club Social, Tuc, Triscuit, Wheat Thins, LU, belVita, Honey Maid, Ritz, Barni, Newtons, Chips Ahoy!	Cadbury Dairy Milk, Milka, Lacta, Toblerone, Côte d'Or	Trident, Halls, Cadbury Dairy Milk Eclairs, Stride, Chiclets	Tang, Tassimo, Kenco, Jacobs, Carte Noire, Philadelphia
~65% of Biscuit Revenues	~50% of Chocolate Revenues	~60% of Gum & Candy Revenues	~50% of Beverages, Cheese & Dairy Revenues

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds

Good Business – Dominant, global snack food brands
Overview
• World leader in chocolate, biscuits/cookies, candy, and powdered beverages
• #2 in gum and coffee
• “Global Power Brands” constitute 60% of revenues
• Growing emerging markets account for over 40% of revenue
Competitive Advantage
• Entrenched, dominant brands
• #1 or #2 market share across geographies
• Worldwide distribution network
• Advertising scale
Good People – Operationally strong
with proper incentives
• Irene Rosenfeld, CEO, from Kraft
• Management incentives aligned with
shareholders
• Independent directors with deep
consumer products experience
Mondelez International (MDLZ)
Global Power Brands
Represent 60% of total company revenues
Source: Mondelez 2012 Investor Fact Sheet
Updated April 30, 2013

Mondelēz International

Southeastern Asset Management Inc. | Advisor to Longleaf Partners Funds

Good Price
Appraisal Assumes
•
Grow distribution in existing markets
•
New market penetration
•
Pricing power
Why the stock is cheap
•
Missed top-line growth target for 2012:
Lower coffee prices
Some capacity constraints
•
Spun off from Kraft with lower-than-expected yield
Southeastern’s View – Growing brands with leading
market positions and strong distribution
•
Post spin-off execution missteps temporary
•
Strong free cash flow growth
•
Opportunities in developing markets
•
Margin improvement potential via mix and cost controls
Mondelez International (MDLZ)
Source: Mondelez 2012 Annual Report
Geographic Breakdown
% of FY2012 revenues
Updated April 30, 2013
North
America
19.8%
Europe
35.6%
Developing
Markets
44.6%
                                                              Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. Price to Value
(P/V) is a calculation that compares the price of a stock to Southeastern’s appraisal of the company’s intrinsic value.  P/Vs do not guarantee future results, and we caution investors not to give this calculation undue weight. Mondelez represented 4.5% of the Longleaf Partners Fund and 4.3% of the Longleaf Partners
Global Fund at March 31, 2013.
For Institutional investors only.

MURPHY
OIL CORPORATION

Southeastern
Asset Management, Inc.®
Advisor to
Longleaf
Partners Funds

Murphy Oil Corp. (MUR)
Good Business – Quality oil and gas assets
globally dispersed
•
Low cost assets in the Eagle Ford shale,
Malaysia and Syncrude
•
Murphy USA
U.S. retail gas stations
High-volume, low-cost supplier
Good People – Aligned owner/operators
•
Murphy family owns approximately 25%
•
$1 billion share repurchase program
•
Monetizing retail operation
Areas of Exploration and Production Operations
Source:  Murphy Oil Corporation
Western
Canada
Eagle Ford
Gulf of
Mexico
East Coast
Canada
Suriname
Congo
North Sea
Kurdistan
Malaysia
Brunei
Indonesia
Australia
Updated May 6, 2013
•
Strong balance sheet

MURPHY
OIL CORPORATION

Southeastern
Asset Management, Inc.®
Advisor to
Longleaf
Partners Funds

Good Price –
Price-to-value high 60s%
Why the stock is Cheap
•
Complex structure
•
Recent dry holes
•
Oil price volatility
Southeastern’s View –
Management aligned to focus on core E&P assets and
reinvesting in share buyback
•
Potential production upside
•
Planned spin-off Murphy USA
•
Possible sales of non-core assets
For institutional investors only.
Murphy Oil Corp. (MUR)
Updated May 6, 2013
Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. Price to Value (P/V)
is a calculation that compares the price of a stock to Southeastern’s appraisal of the company’s intrinsic value.  P/Vs do not guarantee future results, and we caution investors not to give this calculation undue weight. Murphy Oil represented 1.8% of the Longleaf Partners Fund  and 4.9% of the Longleaf Partners Global
Fund at March 31, 2013 .
Canadian oil sands assets
UK refinery

PHILIPS

North America
31%
Western Europe
25%
Other Mature Markets
9%
Growth Markets
35%

Southeastern Asset Management, Inc.
Advisor to Longleaf Partners Funds

Philips (PHG)
Good Business –A global leader in medical equipment,
lighting, and consumer health & wellness
•
Business Unit Metrics (1Q13):
Healthcare: ~44% of Revenue
Lighting:  ~37% of Revenue
Consumer:  ~19% of Revenue
•
Geographically diversified with meaningful revenue in
developing economies
Good People – Strong operators restructuring and
delivering results
•
Frans Van Houten, CEO
Selling/exiting underperforming units
€549 million in cumulative cost savings – target €1.1
billion by 2014
•
€2 billion buyback 86% complete
Updated April 30, 2013
Source:  Philips 1Q13 Results Presentation
First quarter without the TV and Entertainment Units
As % of Revenues (1Q13)
Sales by Geography

PHILIPS

Southeastern
Asset Management, Inc.®
Advisor to
Longleaf
Partners Funds

Good Price –
Price-to-value low 70s%
Why the stock is Cheap
•
Skepticism around margin targets
•
European overhang
•
Legacy consumer electronics business
•
Changes in lighting market technology
Southeastern’s View –
Global leader in three distinct, growing businesses with
improving margins
•
Sold consumer electronics business in January 2013
•
Lighting transforming from commodity with distribution advantage to intelligent solution provider
•
Double-digit growth in Consumer Health & Wellness
•
Emerging markets account for 35% of total FY12 sales
For institutional investors only. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. Price to Value (P/V)
is a calculation that compares the price of a stock to Southeastern’s appraisal of the company’s intrinsic value. P/Vs do not guarantee future results, and we caution investors not to give this calculation undue weight. Philips represented 5.9% of the Longleaf Partners Fund, 5.8% of the Longleaf Partners International
Fund, and 0.8% of the Longleaf Partners Global Fund at March 31, 2013.
Philips (PHG)
Updated April 30, 2013

Operational

Reducing expenses and/or increasing prices

- FedEx
- Loews Corporation
- Philips
- Chesapeake Energy
- Mondelēz International
- DIRECTV
- Abbott
- Vulcan Materials Company
- BNY Mellon
- Travelers
- Aon

Capital Allocation

Restructuring debt and/or repurchasing shares

- FedEx
- Loews Corporation
- Berkshire Hathaway Inc.
- Chesapeake Energy
- Philips
- Murphy Oil Corporation
- Mondelēz International
- DIRECTV
- Abbott
- Level(3)
- Vulcan Materials Company
- Travelers
- Aon
- BNY Mellon

Value Recognition

Spinning-off/divesting non-core assets; Raising dividends

- Murphy Oil Corporation
- Chesapeake Energy
- CONSOL Energy
- Mondelēz International
- Vulcan Materials Company
- Philips
- Abbott
- BNY Mellon
- Travelers
- Aon

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds

Our Approach to Activism: Our Management Partners
The majority of our management partners act like owners
Updated through 3/31/13
For institutional investors only.
Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. There is no guarantee that the price of any investment discussed will increase.  The above is not a full listing of securities in the Longleaf Partners Fund.  Portfolio holdings discussed are subject to change and composition of portfolios is subject to numerous factors including guidelines and market conditions.

Southeastern
Asset Management, Inc.®
Advisor to
Longleaf
Partners Funds

Our Approach to Activism: Our Reassessment Process
We will become more actively engaged with management in certain instances
Has our
appraisal value
declined
meaningfully?
No
Hold or
Add
Yes
Perform a
thorough
review of the
case
Have the merits
of the business
or people
changed?
Can we effect
change/unlock
shareholder
value?
Hold
(Sell for better
opportunity)
Sell
Activism
No
No
Yes
Yes
For institutional investors only.

# of U.S. Based Holdings
80
70
60
50
40
30
20
10
0
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

Source:   Southeastern Asset Management, SEC filings,  FactSet
Number of U.S. holdings and 13D filings at Southeastern over 20 years
Our Approach to Activism:  Our Activism History
Becoming active is rare, and our current activity is consistent with our history
13D filed with positive result
13D filed with neutral result
13D filed with unfavorable result
U.S. based holding
For institutional investors only. Investments subject to a 13D discussed  above may or may not have resulted in a gain for  Southeastern’s clients when that investment was sold.  Southeastern’s filing may be one of many factors contributing to the price increase discussed.  Holdings of the Longleaf Partners
Realty Fund are excluded, which does not materially impact the data.

Stock Higher
Stock Unchanged
Stock Lower

Southeastern
Asset Management, Inc.®
Advisor to
Longleaf
Partners Funds

Source:   Southeastern Asset Management, SEC filings,  FactSet
% of U.S. Holdings and 13D Filing since 12/31/93
4
2
Our Approach to Activism:  Our 13D History and Outcome
19
Total Holdings = 242
In 3/4
ths
of our 13D filings, the stock price appreciated following our active stance
# of
Holdings
13D
Filing
10%
Investment
Without 13D
Filing
90%
For institutional investors only. Investments subject to a 13D discussed  above may or may not have resulted in a gain for  Southeastern’s clients when that investment was sold.  Southeastern’s filing may be one of many factors contributing to the price increase discussed.  Holdings of the Longleaf Partners
Realty Fund are excluded, which does not materially impact the data.

FedEx
LOEWS CORPORATION
PHILIPS
Chesapeake ENERGY
Mondelēz International
DIRECTV
Abbott
Vulcan Materials Company
BNY MELLON
TRAVELERS
AON

FedEx
LOEWS CORPORATION
BERKSHIRE HATHAWAY INC.
Chesapeake ENERGY
PHILIPS
MURPHY OIL CORPORATION
Mondelēz International
DIRECTV
Abbott
Level(3)
Vulcan Materials Company
TRAVELERS
AON
BNY MELLON

MURPHY OIL CORPORATION
Chesapeake ENERGY
CONSOL ENERGY
Mondelēz International
Vulcan Materials Company
PHILIPS
BNY MELLON
Abbott
TRAVELERS
AON

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

Updated through 3/31/13
Portfolio Review: Management Partners
Our management partners have take steps to build value and close the price gap.
For institutional investors only. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. There is no guarantee that the price of any investment discussed will increase.  The above is not a full listing of securities in the Longleaf Partners Fund.  Portfolio holdings discussed are subject to change and composition of portfolios is subject to numerous factors including guidelines and market conditions.
Value Recognition
Spinning-off/divesting non-
core assets; Raising
dividends
Capital Allocation
Restructuring debt and/or
repurchasing shares
Operations
Reducing expenses and/or
increasing prices

EVEREST
Everest Re Group, Ltd.
QUICKSILVER RESOURCES
Scripps networks
Vail
dineEquity
Service Corporation International
txi
The Washington Post
THE Wendy's COMPANY
LAMAR
Martin Marietta Materials
LEGG MASON

EVEREST
Everest Re Group, Ltd.
QUICKSILVER RESOURCES
Scripps networks
Vail
SAKS INCORPORATED
dineEquity
Service Corporation International
txi
The Washington Post
tw telecom
THE Wendy's COMPANY
LAMAR
Martin Marietta Materials
LEGG MASON

QUICKSILVER RESOURCES
Vail
Scripps networks
dineEquity
Service Corporation International
THE Wendy's COMPANY
The Washington Post
LAMAR
LEGG MASON

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

Portfolio Review: Management Partners
Our management partners have take steps to build value and close the price gap.
Updated through 3/31/13
Value Recognition
Spinning-off/divesting non-
core assets; Raising
dividends
Capital Allocation
Restructuring debt and/or
repurchasing shares
Operations
Reducing expenses and/or
increasing prices
For institutional investors only. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. There is no guarantee that the price of any investment discussed will increase.  The above is not a full listing of securities in the Longleaf Partners Small Cap  Fund.
Portfolio holdings discussed are subject to change and composition of portfolios is subject to numerous factors including guidelines and market conditions.

PHILIPS
LAFARGE
ACS
ferrovial
FAIRFAX FINANCIAL HOLDINGS LIMITED
HOCHTIEF
EXOR
FIAT INDUSTRIAL
vodafone
ニトリ
TNT
恒基兆業地產集團 HENDERSON LAND GROUP
Melco
長江實業(集團)有限公司 CHEUNG KONG (HOLDINGS) LIMITED

PHILIPS
ferrovial
ACS
HOCHTIEF
EXOR
FIAT INDUSTRIAL
vodafone
TNT
Nidec —All for dreams.
恒基兆業地產集團 HENDERSON LAND GROUP
GENTING
Melco
長江實業(集團)有限公司 CHEUNG KONG (HOLDINGS) LIMITED

PHILIPS
LAFARGE
ACS
ferrovial
EXOR
HOCHTIEF
FIAT INDUSTRIAL
vodafone
ニトリ
GENTING
恒基兆業地產集團 HENDERSON LAND GROUP
TNT
長江實業(集團)有限公司 CHEUNG KONG (HOLDINGS) LIMITED

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

Portfolio Review: Management Partners
Our management partners have taken steps to build value and close the price gap.
Updated through 3/31/13
For institutional investors only. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. There is no guarantee that the price of any investment discussed will increase.  The above is not a full listing of securities in the Longleaf Partners International Fund.
Portfolio holdings discussed are subject to change and composition  of portfolios is subject  to numerous  factors  including  guidelines  and  market   conditions.
Value Recognition
Spinning-off/divesting non-
core assets; Raising
dividends
Capital Allocation
Restructuring debt and/or
repurchasing shares
Operations
Reducing expenses and/or
increasing prices

Southeastern
Asset Management, Inc.®
Advisor to
Longleaf
Partners Funds

Market Outlook Growth vs. Value (Optional Slides) The following slides can only be used if the client meets the definition of “FINRA INSTITUTIONAL INVESTOR”

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

Market Review and Outlook:  Multiple Performance Drivers
Our compounding opportunities over the next 3-5 years remain attractive
Discount to
intrinsic
value
Revenue
Recovery
from
Recession
Levels
Exposure to
Developing
Markets
Reinvestment
of Excess Free
Cash Flow
Broader
Market
Potential
Tailwinds
Prospective Sources of
Earnings Growth and
Outperformance
For institutional investors only.
• Recovery in GDP growth
• Earnings on cash with higher interest
rates

S&P 500 Index
5 Year Cumulative Returns
43.4%
22.1%
Growth
Value

Russell 1000
5 Year Cumulative Returns
42.2%
26.7%
Growth
Value

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

Growth vs. Value – 5 Years ended 3/31/13
A strong bias for growth stocks over the last 5 years in the US has been a headwind for value managers.
Market Review and Outlook: Value Underperformed Growth
For institutional investors only.

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

Value investing has delivered superior long-term returns in spite of underperforming cycles.
Growth vs. Value – Rolling Annualized  5 Year Return Difference
-15%
-10%
-5%
0%
5%
10%
15%
20%
Mar-85 Mar-89 Mar-93 Mar-97 Mar-01 Mar-05 Mar-09 Mar-13
Russell 1000 Value Outperforms
Russell 1000 Growth Outperforms
Market Review and Outlook: Growth/Value Cycles
For institutional investors only.

Russell 1000
5 Year Cumulative Returns

42.2%
26.7%
Growth
Value

MSCI EAFE
3 Year Cumulative Returns

21.9%
12.8%
Growth
Value

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

Source: Factset
Growth vs. Value – 5 & 3 Years ended 3/31/13
Market Review and Outlook: Value Underperformed Growth
A strong bias for growth stocks over the last 5 years in the US and the last 3 years outside of the US has been a headwind for value managers.
For institutional investors only.

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

Market Review and Outlook: Growth/Value Cycles
Source: Factset
Value investing has delivered superior long-term returns in spite of underperforming cycles.
Growth vs. Value – Rolling Annualized  5 Year Return Difference
For institutional investors only.
-15%
-10%
-5%
0%
5%
10%
15%
20%
Mar-85 Mar-89 Mar-93 Mar-97 Mar-01 Mar-05 Mar-09 Mar-13
Russell 1000 Value Outperforms
Russell 1000 Growth Outperforms
-6%
-3%
0%
3%
6%
9%
12%
Mar-85 Mar-89 Mar-93 Mar-97 Mar-01 Mar-05 Mar-09 Mar-13
MSCI EAFE Value Outperforms
MSCI EAFE Growth Outperforms

Southeastern Asset Management Inc.
Advisor to Longleaf Partners Funds

Market Review and Outlook: Value Underperformed Growth
Source: Factset
A strong bias for growth stocks over the last 3 - 5 years has been a headwind for value managers.
For institutional investors only.
32.8%
26.7%
18.7%
10.9%
Growth vs. Value – 3 & 5 Years ended 3/31/13
MSCI World
3 Year Cumulative Returns
MSCI World
5 Year Cumulative Returns
Growth
Value
Growth
Value

12%
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
-8%
MSCI World Value Outperforms
MSCI World Growth Outperforms
Mar-85
Mar-89
Mar-93
Mar-97
Mar-01
Mar-05
Mar-09
Mar-13

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

Source: Factset
For institutional investors only.
Market Review and Outlook: Growth/Value Cycles
Value investing has delivered superior long-term returns in spite of underperforming cycles.
Growth vs. Value – Rolling Annualized  5 Year Return Difference

US Bond and Domestic Equity Mutual Fund Net Flows Since January 2008

In US $Billions
U.S. Stock Funds Net Inflows
U.S. Bond Funds Net Inflows
$ 50
40
30
20
10
0
(10)
(20)
(30)
(40)
Jan-08
Mar-08
May-08
Jul-08
Sep-08
Nov-08
Jan-09
Mar-09
May-09
Jul-09
Sep-09
Nov-09
Jan-10
Mar-10
May-10
Jul-10
Sep-10
Nov-10
Jan-11
Mar-11
May-11
Jul-11
Sep-11
Nov-11
Jan-12
Mar-12
May-12
Jul-12
Sep-12
Nov-12
Jan-13
Mar-13

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds

Investors seeking a so-called safe haven have moved from equities to bonds, creating an attractive, long-term investment opportunity for business owners
Source: Morningstar Direct
Total Net Flows
(01/01/08 to 3/31/13)
U.S. Stock Funds : $ -321.5 Billion
U.S. Bond Funds : 1,156.1 Billion
Difference : $ 1,477.6 Billion
Mutual Fund Flows
For institutional investors only.

10%
8%
6%
4%
2%
0%
-2%
-4%
Positive Spread
Negative Spread
1953
1956
1959
1962
1965
1968
1971
1974
1977
1980
1983
1986
1989
1992
1995
1998
2001
2004
2007
2010

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

Sources:  Yields and returns -- Bloomberg LP, Federal Reserve, Ibbotson Associates Inc., and FactSet Research Systems Inc.; S&P earnings estimates -- Sanford C. Bernstein & Co. LLC.
Note:  S&P forward earnings yield calculated using the next year’s actual earnings/year-end price.
Spread Between S&P 500 Forward Earnings Yield and 10-Year Treasury Yield
Annualized Total Returns (%)
After 12/31/78 (5.99% Positive Spread)
1 YR 3 YR 5 YR
S&P 500 20.5 14.9 17.7
10 YR T-Note 0.7 1.9 7.7
Risk aversion has pushed the equity risk premium to extreme levels
•
Price risk in the “safe havens”
•
If bond yields revert to 50-year average, potential permanent loss of capital could be substantial upon sale
3/31/13:
5.375% Positive Spread
Annualized Total Returns (%)
After 12/31/53 (8.62% Positive Spread)
1 YR 3 YR 5 YR
S&P 500 53.4 29.1 22.4
10 YR T-Note 3.3 -0.1 0.8
Equity Risk Premium
For institutional investors only.

Longleaf Partners Fund
S&P 500
1990
184.7%
115.5%
104.9%
54.6%
39.2%
30.5%
-1.1%
-20.1%
5 Quarters ended 12/31/90
1 Year Later
3 Years Later
5 Years Later
2000
84.2%
35.3%
27.0%
27.6%
-6.5%
-21.7%
-41.0%
-18.9%
7 Quarters ended 3/31/00
1 Year Later
3 Years Later
5 Years Later
2008
75.9%
53.6%
48.6%
26.5%
-37.85%
-55.5%
6 Quarters ended 12/31/08
1 Year Later
3 Years Later
2011
30.8%
24.9%
-0.3%
-3.1%
6 Quarters ended 9/30/11
1 Year Later

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

Returns After Previous Periods of Underperformance
Southeastern Periods of Underperformance/Outperformance
Our clients’ patience has been rewarded following times when our style was out of favor
Average Annual Returns at March 31, 2013
1 Year 3 Year 5 Year 10 Year Since Inception
04/08/87
Longleaf Partners Fund 15.22% 11.70% 4.87% 7.55% 11.17%
S&P 500 13.96 12.67 5.81 8.53 9.14
Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index included reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call (800) 445-9469 or view southeasternasset.com for current performance or southeasternasset.com/mutual_fund_documents/prospectus for the Fund’s Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expense of the Funds.
The annual expense ratio for the Longleaf Partners Fund is 0.91%.  The risks associated with an investment in the Longleaf Partners Fund are detailed on page 2 of the
Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, and derivatives risk. Funds distributed by: Rafferty Capital Markets, LLC.
For institutional investors only. Performance shown is cumulative and net of fees. Each period shown above was taken from one of three larger groups of periods during which both absolute and relative returns were negative. From each group of periods, a representative period with the largest combined absolute and relative negative returns with a duration of at least 5 quarters was chosen. Current circumstances may not be comparable.

European Valuation Spreads
Current Percentile
100%
80%
60%
40%
20%
0%
Value
Quality
Quality Valuation Spread
0.80
0.75
0.70
0.65
0.60
0.55
0.50
0.45
0.40
0.35
0.30
Value Valuation Spread
3.6
3.4
3.2
3.0
2.8
2.6
2.4
2.2
2.0
1.8
1.6
Quality
Value
Mar-03
Mar-04
Mar-05
Mar-06
Mar-07
Mar-08
Mar-09
Mar-10
Mar-11
Mar-12
Mar-13

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

The spread between European “quality” stocks and European “value” stocks is larger than the level reached in the financial crisis.
Flight to Certainty - Europe
Equities showing significant undervaluation in “Value” vs. “Quality”
European valuation spreads for “quality” stocks and “value” stocks
Cheap
Expensive
Source: UBS Investment Research
For institutional investors only.
Notes: “Quality” is calculated using an equal-weighted combination of Return on Invested Capital, Gross Profit Margins, and Volatility (where high volatility equals low quality).
“Value” is calculated using an equal-weighted combination of Earnings Yield, Book to Price Ratio, and Dividend Yield (all trailing).  Within each category, companies are ranked based on the above factors within their respective GICS sectors, and the rank is divided by the number of companies in each sector to provide a company factor score.  Valuation spreads are calculated as the median book-to-price ratio among the one-third of companies with the highest combined factor scores / median book-to-price ratio among the one-third of companies with the lowest combined factor scores. The percentile chart above shows the large difference between current (3/31/13) and historical valuation spreads since 3/31/03.